UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [__________________] to [________________]

Commission file number 1-9876

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings and Investment Plan

for Employees of Weingarten Realty Investors

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEINGARTEN REALTY INVESTORS

2600 Citadel Plaza Drive

Houston, Texas 77008

Financial Statements and Exhibit Index

			Page
(a)	Financial Statements
	(1)	Report of Independent Registered Public Accounting Firm	3
	(2)	Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	4
	(3)	Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020 and 2019	5
	(4)	Notes to Financial Statements	6
	(5)	Schedule of Assets (Held at End of Year) as of December 31, 2020	11

The financial statements and schedule referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

(b)	Exhibit Index		12
(c)	Signatures		13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the

Savings and Investment Plan for

Employees of Weingarten Realty Investors

Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty Investors (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental Schedule of Assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as whole.

/s/ Calvetti Ferguson

We have served as the Plan’s auditor since 2006.

Houston, Texas

June 23, 2021

SAVINGS AND INVESTMENT PLAN FOR

EMPLOYEES OF WEINGARTEN REALTY INVESTORS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020 and 2019

	2020	2019
ASSETS
Participant-directed investments, at fair value (Note 3):
Mutual funds	$81,810,413	$70,195,760
Common collective trust fund	11,828,630	11,047,571
Common stock fund	2,814,512	4,536,538
Total participant-directed investments, at fair value	96,453,555	85,779,869
Receivables:
Notes receivable from participants, net	443,472	566,877
Due from brokers	—	81,631
Employer contribution	44,502	56,881
Total receivables	487,974	705,389
Cash	509	470
Total assets	96,942,038	86,485,728
LIABILITIES
Due to brokers	—	81,631
Total liabilities	—	81,631
Net assets available for benefits	$96,942,038	$86,404,097

The accompanying notes are an integral part of these financial statements.

SAVINGS AND INVESTMENT PLAN FOR

EMPLOYEES OF WEINGARTEN REALTY INVESTORS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2020 and 2019

	2020	2019
Additions:
Interest on notes receivable from participants	$25,719	$31,631
Investment income (loss):
Interest/dividend income:
Mutual funds	2,698,344	2,607,304
Common stock fund	178,979	242,334
Other investment loss	(1,161)	(1,954)
Net appreciation in fair value of investments	10,575,635	13,847,898
Total investment income	13,451,797	16,695,582
Contributions:
Participants	2,562,872	2,568,613
Employer	809,458	777,386
Participant rollovers	28,119	83,686
Total contributions	3,400,449	3,429,685
Total additions	16,877,965	20,156,898
Deductions:
Benefits paid to participants	6,336,024	5,502,697
Administrative expenses	4,000	27,870
Total deductions	6,340,024	5,530,567
Net increase	10,537,941	14,626,331
Net assets available for benefits, beginning of year	86,404,097	71,777,766
Net assets available for benefits, end of year	$96,942,038	$86,404,097

The accompanying notes are an integral part of these financial statements.

SAVINGS AND INVESTMENT PLAN FOR

EMPLOYEES OF WEINGARTEN REALTY INVESTORS

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

The following description of the Savings and Investment Plan for Employees of Weingarten Realty Investors (the “Plan”) provides only general information. The Plan utilizes a non-standardized adoption agreement in connection with a prototype defined contribution plan and trust, sponsored by Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”). The Plan provides retirement and related benefits for employees of Weingarten Realty Investors (“WRI”) and its wholly-owned subsidiary, Weingarten Realty Management Company (“WRMC”), (collectively, the “Company”). Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan covering all eligible employees of the Company. Michael Townsell (Senior Vice President/Human Resources at WRI) is the plan administrator. All employees are eligible to participate in the Plan upon their hire date with the exception of those individuals as defined in the Plan agreement, including those classified as a leased employee, a temporary employee, an independent contractor or a non-resident alien with no United States earned income. To be eligible to participate in the Plan, an employee must have completed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute pre-tax or post-tax annual compensation up to the maximum amount allowed by the Internal Revenue Service (“IRS”) of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. Participants can rollover balances from certain individual retirement accounts and qualified plans of former employers. Participants age 50 and older, in accordance with IRS regulations, are eligible to contribute an additional $6,500 and $6,000 for the calendar year ended December 31, 2020 and 2019, respectively, as a “catch-up” contribution in excess of the maximum 401(k) contributions of $19,500 and $19,000 for calendar year ended December 31, 2020 and 2019, respectively. Participants may change their percentage contribution election at any time and may elect to participate in an automatic increase feature of the Plan. The Company matches up to 50% of the first 6% of the participant’s compensation for each plan year (limited to the maximum amount allowed by the IRS). The match is invested in various investment options as directed by the participant.

The Company may also make discretionary contributions which are subject to the approval of the Board of Trustees. Discretionary contributions are allocated to the individual participant based on the ratio of the participant’s compensation to the total compensation of all participants during the year. No discretionary contributions were made during the year ended December 31, 2020 and 2019. Discretionary contributions are invested in various investment options as directed by the participant.

Participants’ Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers 19 funds as investment options for participants.

Vesting

Participants are immediately vested in their pre-tax or post-tax deferred contributions and any income or loss thereon. Company contributions vest 20% each year, and participants become 100% vested in Company contributions after five years of service.

Notes Receivable from Participants

Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance; however, in April 2020, the Plan amended its loan policy and adopted certain provisions of the Coronavirus Aid, Relief and Economic Security Act, which increased the maximum loan limit to be the lesser of $100,000 or 100% of the participants’ vested balance for 180 days from March 27, 2020 and allowed loan repayments for new and existing loans from March 27, 2020 to December 31, 2020 to be delayed for a year. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest, which are commensurable with local prevailing rates as determined at a fixed-rate based on prime plus 1% at the time of issuance. The loans are repaid ratably through semi-monthly payroll deductions over a period of five years or less, unless the loan is to purchase a principal residence in which case the repayment period shall not exceed 30 years. Principal and interest are credited to the participant’s account. Upon a participant’s termination or retirement, any outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an ongoing repayment arrangement has not been made with the Plan. Notes receivable from participants are reported net of the unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

Upon termination of service due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution or installment payments under various options. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

Forfeitures

All Company contributions credited to a participant’s account, but not vested, are forfeited by the participant. Forfeitures of Company contributions credited to a participant’s account are applied to reduce subsequent Company contributions or the Plan’s administrative costs. During the year ended December 31, 2020, no forfeitures were used to reduce the Company’s contributions or Plan’s administrative costs. During the year ended December 31, 2019, forfeitures were used to reduce the Company’s contributions by $50,446 and to pay administrative costs of $8,401. Unused forfeited non-vested amounts totaled $39,794 and $2 at December 31, 2020 and 2019, respectively.

Plan Amendment

The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value as defined below:

●	Mutual Funds and Common Stock Fund

These assets are valued based on publicly quoted market prices.

●	Common Collective Trust Fund

The Plan has invested in the Wells Fargo Stable Value Return Fund C. The value of this investment is based on the underlying unit value reported by Wells Fargo Stable Return Fund G, which consists of underlying fully benefit-responsive investment contracts ("FBRIC") as defined by GAAP. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. Participant transactions (purchases and sales) may occur daily, and there are no significant restrictions on participant redemptions or any unfunded commitments. At December 31, 2020 and 2019, the Plan held 210,924 units valued at $56.08 per unit and 201,121 units valued at $54.93 per unit, respectively.

Purchase and sales of securities are recorded on a trade-date basis. Realized gains and losses are recorded in net appreciation (depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Due to/from Brokers

Due to/from brokers for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainty

The Plan invests in various investment securities. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Administrative Expenses

Certain administrative expenses of the Plan are paid directly by the Company or directly by the Plan and participants. Investment related expenses are included in net appreciation of fair value of investments.

Newly Issued Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board ("FASB"), issued Accounting Standards Update ("ASU") 2018-13, "Fair Value Measurement (Topic 820):  Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,” which eliminates the disclosure requirement of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, modifies requirements for investments in companies that calculate net asset value, and information about measurement uncertainty and modifies certain disclosure requirements related to Level 3 recurring and nonrecurring fair value measurements. This ASU is effective for all reporting periods beginning after December 15, 2019, with early adoption permitted. The Plan has adopted ASU 2018-13, and the ASU does not have a material impact on its financial statements or disclosures.

3. FAIR VALUE MEASUREMENTS

In accordance with GAAP, the Plan classifies its investments within the fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019, aggregated by the level in the fair value hierarchy in which those measurements fall, are as follows:

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical Assets	Observable	Unobservable
	and Liabilities	Inputs	Inputs	Fair Value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2020
Investments:
Mutual Funds	$81,810,413			$81,810,413
Common Stock Fund - Weingarten Realty Investors	2,814,512			2,814,512
Total Assets in the Fair Value Hierarchy	84,624,925	—	—	84,624,925
Investments Measured at Net Asset Value (1)				11,828,630
Investments at Fair Value	$84,624,925	$—	$—	$96,453,555

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical Assets	Observable	Unobservable
	and Liabilities	Inputs	Inputs	Fair Value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2019
Investments:
Mutual Funds	$70,195,760			$70,195,760
Common Stock Fund - Weingarten Realty Investors	4,536,538			4,536,538
Total Assets in the Fair Value Hierarchy	74,732,298	—	—	74,732,298
Investments Measured at Net Asset Value (1)				11,047,571
Investments at Fair Value	$74,732,298	$—	$—	$85,779,869

(1)  Certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

4. PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA (see Note 7 for additional information). In the event of plan termination, participants’ accounts will become fully vested in their employer contributions and will be distributed in accordance with Plan provisions.

5. INCOME TAX STATUS

The Plan operates under a non-standardized adoption agreement in connection with a prototype defined contribution plan and trust, sponsored by Merrill Lynch. This prototype plan document received a favorable determination letter, dated March 31, 2014, from the IRS, which states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501(a). The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

6. PARTY-IN-INTEREST TRANSACTIONS

The Plan assets were managed by Merrill Lynch. Merrill Lynch was the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. For the year ended December 31, 2020, fees paid by the Plan and the Company for the daily operational services of the Plan amounted to $4,000 and $12,172, respectively. For the year ended December 31, 2019, fees paid by the Plan and the Company for the daily operational services of the Plan amounted to $27,870 and $14,340, respectively. Additionally, Merrill Lynch may receive indirect compensation related to float income earned on non-interest bearing cash held on deposit pending investment or a participant’s deposit of a benefit payment, which qualifies as party-in-interest transactions.

At December 31, 2020 and 2019, the Plan held 129,881 and 145,216 shares of the Company in the common stock fund with a fair value of $2,814,512 and $4,536,538, respectively. Also, the Company engaged SWBC Investment Company to monitor and provide recommendations for the Plan’s investment fund offerings. For the year ended December 31, 2020 and 2019, the Company recorded expenses on behalf of the Plan of $79,040 and $73,929, respectively.

7. SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 23, 2021, which is the date the financial statements were issued.

On April 15, 2021, WRI announced it had entered into a definitive merger agreement (the “Merger Agreement”) with Kimco Realty Corporation (“Kimco”). The Merger Agreement provides that WRI will be merged with and into Kimco (the “Merger”). WRI currently expects the Merger to close in the second half of 2021. The Merger Agreement provides that, unless otherwise requested by Kimco, WRI will take any action as is necessary to terminate the Plan effective as of the day prior to the Merger closing date, but contingent on the occurrence of such closing. The Merger Agreement also provides that upon the distribution of the assets in the accounts under the Plan to its participants, Kimco will permit such participants who are then actively employed by Kimco to make rollover contributions in the form of cash from the Plan to Kimco’s applicable defined contribution plan.

Additionally, the Plan has communicated its intent to terminate its investment in the Common Collective Trust Fund, and the Plan is in the process of merging with Kimco’s applicable defined contribution plan by January 1, 2022.

As of the date of this report, the financial impact, if any, of the termination on the Plan is not reasonably determinable due to the early stages of discussions.

SAVINGS AND INVESTMENT PLAN FOR

EMPLOYEES OF WEINGARTEN REALTY INVESTORS

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

Form 5500, Schedule H, Line 4i

EIN:    74-1464203

Plan:                 002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Collective Trust Fund: Wells Fargo	Wells Fargo Stable Return Fund C (at net asset value)	(i)	$11,828,630
	Mutual Funds:
	iShares	iShares S&P 500 Index Fund	(i)	12,963,131
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	(i)	12,091,714
	Vanguard	Vanguard International Growth Fund	(i)	6,758,076
	Dodge & Cox	Dodge & Cox Stock Fund	(i)	6,445,952
	Carillon	Carillon Eagle Mid Cap Growth Fund	(i)	6,425,641
	Dodge & Cox	Dodge & Cox Income Fund	(i)	6,055,197
	MFS Funds	MFS Value Fund	(i)	5,817,837
	Alger	Alger Capital Appreciation Institutional Fund	(i)	4,434,304
	Mainstay Investments	Mainstay Large Cap Growth Fund	(i)	4,381,020
	MFS Funds	MFS Mid Cap Value Fund	(i)	3,200,863
	Hartford Funds	Hartford International Opportunities Fund	(i)	2,413,233
	Janus Henderson	Janus Henderson Small Cap Value Fund	(i)	2,246,473
	Ivy Investments	Ivy Small Cap Growth Fund	(i)	2,235,109
	J. P. Morgan	JPMorgan Government Bond Fund	(i)	2,166,827
	American Funds	American Balanced Fund	(i)	2,106,574
	iShares	iShares Russell 2000 Small-Cap Index Fund	(i)	1,257,103
	iShares	iShares Russell Mid-Cap Index Fund K	(i)	811,359
	Total Mutual Funds			81,810,413
*	Weingarten Realty Investors	Weingarten Realty Investors Stock	(i)	2,814,512
*	Participant Loans	Due semi-monthly, bearing interest at 4.25% to 6.5% and maturity dates through 2048	-0-	443,472
	Cash		(i)	509
	Total		(i)	$96,897,536

*     A party in interest as defined by ERISA.

(i)   Historical costs of participant-directed investments are not a required disclosure.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Calvetti Ferguson

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS

Date:	June 23, 2021	By:	/s/ Andrew M. Alexander
Andrew M. Alexander
Chairman/President/Chief Executive Officer